Exhibit 99.1

Huize Preannounces Preliminary Estimated Unaudited Operating Revenue for Fourth Quarter 2020

SHENZHEN, China, January 26, 2021 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online long-term life and health insurance product and service platform in China, today announced its preliminary estimated unaudited total operating revenue and selected operating data for the fourth quarter of 2020.

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Total operating revenue for the fourth quarter of 2020 is expected to be at least RMB380 million, representing a record quarterly high and a year-over-year growth of 47.1%, exceeding the Company’s previous guidance of RMB330 million to RMB350 million.

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Total Gross Written Premiums (“GWP”) facilitated on the Company’s platform are expected to be approximately RMB1,000 million in the fourth quarter of 2020, representing a record quarterly high and an increase of 55.7% compared to the same quarter last year, of which first year premiums accounted for approximately RMB610 million, representing an increase of 39.3% compared to the same quarter last year.

Mr. Cunjun Ma, Chairman and Chief Executive Officer of Huize, commented, “We have achieved a record quarter in terms of total operating revenue as well as total GWP facilitated for the fourth quarter of 2020, primarily resulting from better-than-expected market demand for the proprietary critical illness products co-developed with our insurer partners, against the backdrop of continued economic recovery in China which has improved consumer confidence.”

“Our record results reflect our core competencies in co-developing with our insurer partners attractive long-term health insurance products leveraging on our in-house data-analytics capabilities and the proven distribution strength of our technology-enabled online platform. During the quarter, we continued to observe a steady growth of general insurance awareness, as well as increasing adoption of online purchase of long-term insurance products by consumers. We are confident that these trends in consumer behavior will continue to drive our growth momentum.”

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by gross written premiums, or GWP facilitated in 2018.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Harriet Hu

Investor Relations Director

+852 3180 9207

investor@huize.com

Media Relations

mediacenter@huize.com